Exhibit 21.1

Subsidiaries of Terns Pharmaceuticals, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
CaspianTern LLC	Delaware
Terns China Biotechnology Co., Ltd	People’s Republic of China
Terns, Inc.	Delaware
Terns Pharmaceutical HongKong Limited	Hong Kong
Terns (Suzhou) Biotechnology Co., Ltd.	People’s Republic of China